Exhibit 99.1

Alert: Global Mofy Officially Adopts OpenUSD

as Digital Asset Development Standard

Beijing, April 11, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and digital asset development for the broader digital entertainment industry, today announced its strategic decision to officially adopt OpenUSD as the standard for digital asset development. The adoption and utilization of this open and dynamic ecosystem for describing, composing, simulating, and collaborating within 3D environments is endorsed by industry leaders worldwide, including NVIDIA, Meta, Autodesk, and others. This strategic transition to OpenUSD is expected to significantly enhance operational efficiencies and open new revenue streams, positioning the Company for increased profitability in the evolving digital marketplace.

Universal Scene Description (USD) offers numerous advantages across various industries engaged in 3D digital asset creation, including licensing, digital entertainment, the metaverse, and visual effects (VFX) production. Initially created by Pixar Animation Studio, OpenUSD expedites workflows, team collaborations, and project development by enhancing interoperability across various content tools, data formats, workflows, and platforms. It is utilized for crafting digital assets and environments, particularly for the creation of large-scale, AI-enabled virtual worlds, or for developing the tools necessary to bring these innovative worlds into existence.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “As a leading digital asset developer, owner and licensor, we made this strategic decision to adopt OpenUSD as the standard for all current and future digital asset development. We have also begun converting our existing vast library of digital assets to the OpenUSD standard. This positions us alongside some of the world’s most renowned companies in the race to responsibly develop tools and digital building blocks critical to this rapidly evolving AI and Metaverse-centric universe.”

“The latest version of our proprietary Mofy Lab platform now includes an even more robust, detailed asset labeling and sorting system. We expect this will enable faster, seamless digital asset deployment through AI, giving Global Mofy and our customers significant competitive and time-to-market advantages as we continue to expand and accelerate monetization. This becomes even more important as use cases continue to expand at a fast pace across industrial, medical, entertainment and all other fields.”

By standardizing on OpenUSD as a common foundation for scene representation and interchange, companies can streamline their production processes, reduce development overhead, and deliver higher-quality results more efficiently. Extensive benefits include:

●	Interoperability: OpenUSD provides a standardized format for representing 3D scene data, making it easier for different software tools and applications to exchange data seamlessly. By standardizing on OpenUSD, companies can ensure compatibility between various parts of their 3D graphics pipeline, including modeling software, animation tools, rendering engines, and simulation platforms.

●	Performance: OpenUSD is designed for high-performance data interchange, using a combination of binary and text formats optimized for efficiency and speed. By standardizing on OpenUSD, companies can achieve faster data loading, manipulation, and processing, which can be crucial for real-time or interactive applications such as game engines, virtual reality (VR) experiences, and simulation environments.

●	Flexibility: OpenUSD provides a flexible and extensible framework for representing complex scene data, including geometry, animation, shading, and metadata. Companies can customize and extend OpenUSD to suit their specific needs and requirements, incorporating proprietary data formats, custom attributes, and specialized functionality as necessary.

●	Industry Adoption: OpenUSD has gained widespread adoption as an industry-standard format for scene description and interchange, particularly in the animation, visual effects, and 3D graphics industries. By standardizing on OpenUSD, companies can ensure compatibility with existing workflows, pipelines, and tools used by their customers, partners, and suppliers.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com